JD Gins
1417 Howard St. Taylor, TX 76574 – 512-289-7460 – jd@texasbeerco.com

Texas Beer Company   March 2013 – Current
Co-founder / Brewer
- Established Beer Company, developed business plan, brewed beer
- Designed and oversaw construction of 3 bbl pilot and 30 bbl production breweries
- Oversaw construction of taproom, established staff protocols and launched brewing

Travis County Democratic Party   May 2013 – March 2016
Executive Director
- Directed Party operations, staffing, political, conventions and fundraising

New Mexico House of Representatives   January 2013 – March 2013
Democratic Majority Media Relations & Communications
- Managed media relations for the Speaker of the House & Democratic Majority

New Mexico DLCC   July 2012 - November 2012
Deputy Caucus Director
- Managed campaign staffer, developed field, messaging strategies & staffing plans

Re-Elect Lee Leffingwell Mayor   November 2011 - May 2012
Campaign Manager
- Managed campaign staff & consultants to deliver victory
- Wrote campaign budget, finance plan, paid media plan, targeting & staffing plan

Self-Employed   December 2010- October 2011
Political Consultant
- Developed campaign strategy briefs & budgets for campaigns & I.E. PACs

Bill White for Texas   June 2009 - November 2010
Deputy Campaign Manager and Field Director
- Assisted in design of 30 million dollar campaign budget & staff management
- Directed budget of 5 million dollars with a 120 Staff Feld & Political Department

Lee Leffingwell for Mayor   January 2009 - May 2009
Campaign Manager
- Facilitated operations of field, political, fundraising & message development
- Managed winning campaign operations, media, scheduling, field & GOTV

Obama For America   February 2008 - November 2008
Texas General Election Field Director
- Managed general election Texas field staff & developed GOTV strategies
- Texas Conventions Staff & Primary Staff East Austin GOTV Coordinator

Education
The University of Texas at Austin   2005
Bachelor of Arts in Government and History

Additional
Truman National Security Project - Political Partner